VIA EDGAR

September 13, 2010

United States Securities and Exchange Commission

 Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Ms. Maryse Mills-Apenteng, Senior Counsel

Mr. Michael F. Johnson, Staff Attorney

Re:

Scientific Energy, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 31, 2010

File No. 000-50559

Dear Ms. Mills-Apenteng and Mr. Johnson:

This letter is in response to your comment letter dated September 7, 2010, on the above-referenced filing (“Comment Letter”).  For your convenience, we have restated your comment below and set forth our response immediately thereafter.

General

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Please advise why you have not included the disclosure required by our recent amendment to the proxy rules. Refer to SEC Release No. 34-61175 Proxy Disclosure Enhancements.

Response:   We have amended our proxy statement to include the disclosure required by the Commission’s recent amendment to the proxy rules.  Please refer to our added disclosure on Definitive Proxy Statement on Schedule 14A thereto.

***

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding these responses, or if you require additional information, please contact our corporate counsel William G. Hu, Esq. at 011-852-9081-0682. You may also reach him via email at wmhu2000@yahoo.com.

Very truly yours,

/s/  Stanley Chan

Stanley Chan

President & CEO

Cc:    William G. Hu, Esq.

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